

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

March 19, 2007

Ms. Elizabeth McLaughlin
Chief Executive Officer
Hot Topic, Inc.
18305 East San Jose Avenue
City of Industry, California 91748

      RE: Hot Topic, Inc.
                Form 10-K for Fiscal Year Ended January 28, 2006
                File No. 0-28784

Dear Ms. McLaughlin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Branch Chief